Exhibit 99.1

3SBio Independent Committee Selects Financial Advisor in connection with Going Private Proposal

SHENYANG, CHINA — September 28, 2012 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that the special committee of independent directors (the “Independent Committee”) has retained Jefferies & Company, Inc. as the Independent Committee’s financial advisor.

As previously announced, the Company's board of directors formed the Independent Committee to review and evaluate the preliminary non-binding proposal dated September 12, 2012 from its chairman and chief executive officer, Dr. Jing Lou, and CPEChina Fund, L.P., (together with Dr. Lou, the “Consortium”) to acquire all of the outstanding shares of the Company's common stock not currently owned by Dr. Lou and his affiliates. The Consortium has retained Bank of America Merrill Lynch as their financial advisor.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in this press release that are not purely historical in nature, including statements about beliefs and expectations, may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in 3SBio’s filings with the U.S. Securities and Exchange Commission. 3SBio does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com